210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Confirms No Material Undisclosed Information

CALGARY, AB – September 18, 2009 – Oncolytics Biotech Inc. (the “Corporation”) announces that at the request of Market Surveillance on behalf of the Toronto Stock Exchange that the Corporation is not aware of any material undisclosed information that may be contributing to the recent increase in market price and level of trading activity of its shares.